UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549

                                       SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                    (Amendment No. __)*

                                NETSMART TECHNOLOGIES, INC.
                                     (Name of Issuer)

                           Common Stock, par value $.01 per share
                              (Title of Class of Securities)


                                       64114W 30 6
                                      (CUSIP Number)

                                  Asher S. Levitsky P.C.
                             Esanu Katsky Korins & Siger, LLP
                                     605 Third Avenue
                                 New York, New York 10158
                                      (212) 953-6000

                 (Name, Address and Telephone Number of Person Authorized
                          to Receive Notices and Communications)

                                       April 8, 1999
                  (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 64114W 30 6              SCHEDULE 13D              Page 2 of 5 Pages


 1        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James L Conway

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

 3        SEC USE ONLY

 4        SOURCE OF FUNDS

          PF
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

                     7    SOLE VOTING POWER
NUMBER OF
 SHARES                   120,000
BENEFICIALLY
 OWNED BY            8    SHARED VOTING POWER
 EACH
REPORTING                 23,916
 PERSON
  WITH               9    SOLE DISPOSITIVE POWER

                          120,000

                    10    SHARED DISPOSITIVE POWER

                          23,916

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          143,916

 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
          SHARES [ ]

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.0%

 14       TYPE OF REPORTING PERSON

          IN


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CUSIP No. 64114W 30 6              SCHEDULE 13D              Page 3 of 5 Pages

Item 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Netsmart Technologies, Inc. (the "Company"), whose principal executive offices are located at 146 Nassau Avenue, Islip, NY 11751.

Item 2. Identity and Background.

        (a)    This statement is being filed by James L. Conway.

        (b) Mr. Conway's principal place of business is: 146 Nassau Avenue, Islip, New York 11751.

        (c) Mr. Conway is the president and chief executive officer of the Company.

        (d) During the last five years Mr. Conway has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The shares were purchased with Mr. Conway's personal funds.

Item 4. Purpose of Transaction.

        Mr. Conway acquired his Common Stock for investment purposes. Mr. Conway is the president, chief executive officer and a director of the Company.

        Mr. Conway may purchase additional shares of common stock from time to time. Such purchases may include the purchase of shares in the open market, in private transactions and upon exercise of options which he presently holds or which may be issued to him in the future.

Item 5. Interest in Securities of the Issuer.

        (a) (i) Mr. Conway beneficially owns 143,916 shares of common stock, representing 5.9% of the common stock. Such shares are comprised of (A) 54,333 shares of common stock owned by Mr. Conway, (B) 65,667 shares of common stock issuable upon exercise of warrants owned by Mr. Conway with an exercise price of $6.00 as to 23,667 shares and $12.00 as to 42,000 shares, and (C) 23,916 shares of common stock issuable upon exercise of warrants, with an exercise price of $6.00 as to 9,666 shares and $12.00 as to 14,250 shares, held by Mr. Conway's wife, as to which Mr. Conway disclaims beneficial ownership.

               (ii) In addition to the presently exercisable options, Mr. Conway also holds the following options which were granted pursuant to the Company's 1998 Long-Term Incentive Plan:

                      (A) An option to purchase 20,000 shares of common stock at $1.50 per share which becomes exercisable on June 30, 1999.


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CUSIP No. 64114W 30 6              SCHEDULE 13D              Page 4 of 5 Pages

                      (B) An option to purchase 50,000 shares of common stock at $1.00 per share, which becomes exercisable as to 25,000 shares on May 3, 1999 and the remaining 25,000 shares on November 3, 1999. Such option is not deemed to be presently exercisable since it is subject to stockholder approval of an amendment to the 1998 Long-Term Incentive Plan.

        (b) Mr. Conway has sole power to vote or direct the vote, and sole power to dispose, or to direct the disposition of, all of the 54,333 shares of common stock owned by him. To the extent that Mr. Conway acquires any shares of common stock upon exercise of options or warrants held by him, he will have the sole power to vote or direct the vote, and sole power to dispose, or to direct the disposition of, such shares. Mr. Conway may be deemed to have shared power to vote or dispose of the shares of common stock issuable upon exercise of warrants held by his wife, as to which he disclaims beneficial ownership.

        (c) Mr. Conway effected the following transactions in connection with the Company's securities since February 7, 1999.

               (i) On February 8, 1999, Mr. Conway exercised a stock option to purchase 20,000 shares of common stock at $1.50 per share.

               (ii) On April 8, 1999, Mr. Conway purchased 26,000 shares of common stock at a purchase price of $2.015 per share, or an aggregate of $52,387, from SIS Capital Corp. ("SIS Capital") in a private transaction. The shares were purchased pursuant to an agreement dated as of March 25, 1999, among SIS Capital, Consolidated Technology Group Ltd. ("Consolidated Technology"), the Company, the purchasers, including Mr. Conway, and Anthony F. Grisanti, as representative of the purchasers. SIS Capital, a wholly-owned subsidiary of Consolidated Technology, is the Company's largest stockholder.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None

Item 7. Exhibits.

        None


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CUSIP No. 64114W 30 6              SCHEDULE 13D              Page 5 of 5 Pages
                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1999

                                             /s/ James L. Conway
                                             ------------------------
                                                James L. Conway